Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos.

333-277166 and 333-277166-01

February 24, 2025

American Water Capital Corp.

American Water Works Company, Inc.

$800,000,000 5.250% Senior Notes due 2035

Issuer:	American Water Capital Corp.

Support Provider:	American Water Works Company, Inc.

Security:	5.250% Senior Notes due 2035

Size:	$800,000,000

Trade Date:	February 24, 2025

Settlement Date:	February 27, 2025 (T+3)*

Maturity Date:	March 1, 2035

Benchmark Treasury:	UST 4.625% due February 15, 2035

Benchmark Treasury Yield:	4.400%

Spread to Benchmark Treasury:	+90 bps

Yield to Maturity:	5.300%

Coupon:	5.250%

Price to Public:	99.615% of the principal amount

Interest Payment Dates:	March 1 and September 1 of each year, beginning on September 1, 2025

Redemption Provisions:

Make-whole call:	Treasury Rate +15 bps

Par call:	On or after December 1, 2034

CUSIP:	03040W BF1

ISIN:	US03040WBF14

Ratings(1):	Baa1 (stable outlook) / A (stable outlook) (Moody’s/S&P)

Joint Book-Running Managers:

BofA Securities, Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Sr. Co-Managers:	Huntington Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Siebert Williams Shank & Co., LLC

Jr. Co-Managers:	Academy Securities, Inc. CAVU Securities LLC Roberts & Ryan, Inc.

(1)

Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated February 24, 2025.

*

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of the prospectus supplement, or “T+3”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+1 basis, investors who wish to trade the notes prior to the first business day before delivery of the notes will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors of the notes who wish to trade the notes on any date prior to the first business day before delivery should consult their own advisors.

The Issuer and the Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at (800) 294-1322, PNC Capital Markets LLC toll free at (855) 881-0697, or RBC Capital Markets, LLC toll free at (866) 375-6829.